

MyStreme, Inc.
4320 Modoc Rd., Suite F
Santa Barbara, CA 93110
www.onedoorstudios.com

In this Annual Report the term "MyStreme", "we", "us", "our", or "the Company" refers to MyStreme, Inc. and our subsidiaries on a consolidated basis.

The Company is offering shares of Class CF Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act"), and is filing this report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. The Company refers to this offering as the "Reg CF Offering." A copy of this report may be found on the Company's website at www.onedoorstudios.com/projects/mystreme.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

Company Overview

MyStreme is the first fan-owned and guided video streaming service. We aspire to provide our subscribers access to ALL global video content for ONE subscription price, much like Spotify and Pandora now do for their music subscribers. And we are focused entirely on providing each subscriber their unique favorite general entertainment, hobbies, education, faith, career, user-generated content and other video content, integrated into their lives, in one place.

We want to minimize the struggle of navigating many streaming sources, resulting in less time finding content to watch, and more time viewing content. No more wasting hours of family time digging to get to something you can actually watch. MyStreme intends to use AI–which we are currently developing–to curate the aggregated content specific to each subscriber's likes and dislikes. We hope to become the go-to source and the best streaming aggregator for the world's 2.5 billion potential users.

Our mission is to democratize entertainment. Not only is the experience of finding movies frustrating, but the content itself can be frustrating too—the current algorithms in use by other similar companies are not subscriber-focused, but rather, content-focused. MyStreme plans to introduce a new algorithm, as a third party, to address our subscriber's favorites and must haves.

Our streaming platform, as envisioned, is currently in development. Our goal is to launch our beta test of the platform in early 2024. This target will be impacted by financing resources available to the Company, ability to strike key partnerships with content providers and technology partners, and ability to secure key technology and personnel acquisitions.

Content providers will be a key component in the execution of our vision, including big and small streamers alike, such as Netflix, Amazon, Disney, Peacock, HBO Max, etc. But we don't plan to compete with them—we plan to partner with them. MyStreme intends to introduce elegant, AI-powered architecture which marries content providers and viewers through active personalization services including personalized AI content-discovery features and personalized boundaries, as explained below. By using AI, we intend for our system to continue to grow and learn subscriber tendencies and preferences, enabling it to suggest uniquely-catered content much more quickly and accurately than a regular algorithm

We embrace the maxim that the best and surest path to long-term success begins with making friends and partners of our subscribers, investors, and especially our content providers.

We plan to reach our ultimate goal of giving viewers access to all video content worldwide in the three crawl/walk/run phases described below.

What We Are Building

It is our mission to provide viewers powerful content personalization soaring far into their favorite general entertainment and beyond. But, we have some tech we need to build out first.

Currently we are working on developing three core pieces of technology:

1. AI that will help us dive deep into viewers' unique interests, including sports, faith, social media, clubs, professions, hobbies, studies, schedules, and more.

2. To personalize viewer experience, AI-powered technology enabling viewers who are inclined to easily dial in their own personal and uniquely preferred boundaries of violence, expletives, drug use, nudity, and sex. This will especially appeal to those with children.

3. As most viewers prefer to view their programs without commercial interruption, MyStreme is developing another AI-powered feature allowing viewers to be paid to screen ads from the brands they choose.

The procurement of this technology may be done by acquisitions, off-the-shelf capabilities, or by internally-hired personnel. See also the section below entitled "Intellectual Property."

A Value-Add Focus for Two Groups: Streaming Audiences and Content Providers

MyStreme's sole purpose is to be the ultimate service not only for viewers but also for our content providing partners, by making it easier for their audiences to find and enjoy the content they most want to watch.

Streaming audiences are our focus and obsession, as they are a vital commerce engine powering the entertainment industry.

Content providers are MyStreme's equally great obsession. MyStreme does not produce content and so does not directly compete with streaming services. Rather, MyStreme intends to provide a symbiotic relationship with our partners designed to increase their income and viewer population, as well as overall viewer satisfaction.

Our Strategy

<u>Crawl Phase</u>: Our first phase will provide viewer's existing paid subscriptions access to all MyStreme's personalization services, including deeply personalized AI discovery, boundaries filtering services, and being paid to watch ads from sponsors of their choice—all for one low cost. By starting this way in our first phase, we can predict and control our costs as we build our subscriber base.

<u>Walk Phase:</u> As MyStreme's reach expands and as data gradually earns its place to increase subscriber satisfaction, and subsequently lower unsubscribes, we should see a gradual increase in content provider relationships. In this way, we aim to also build MyStreme's strong and vast foundation of mighty pleased subscribers and investors in the United States, enabling our second phase of building toward our ultimate goal.

<u>Run Phase:</u> Our goal is to attract millions of subscribers and investors from around the globe. While there can be no assurance that this will happen, or that this plan will be successful, we plan to execute a series of subsequent capital raises, which, in addition to providing funding, should grow and strengthen our brand awareness and our potential subscriber and user base. Through these raises, over the course of the next three years, we hope to garner an investor and subscriber community of five million in North America and fifty million globally—many of them we hope will be active participants of MyStreme's Advisory Councils (discussed below). Our ultimate goal through this strategy is having ALL content worldwide available under one roof for one reasonable low cost.

During our "crawl phase" described above, we believe the Company's subscriber population would be too low to attract the largest and most popular content providers, and we would have the option to aggregate content from providers globally through a delegate relationship with customers in which they allow the Company to manage their subscriptions on their behalf. Once we have 1 million subscribers or more, if we are able to reach that amount, we will be able to negotiate with the major content providers directly for discounted rates on their content. Until then, we plan to use each subscriber's existing subscriptions and to enter content relationships with the nearly 200 other content sources who may be eager to have access to an expanding viewer base, thereby increasing their revenues and viewer reach.

Recent Milestones

MyStreme, Inc. was incorporated in the State of Delaware in July 2022.

Since then, we have:

- Secured our CEO.
- Completed a successful donation-based campaign on Indiegogo totaling $111,235 from 238 backers.
- Refined our financial models and short term business plans.
- Enabled by our parent company, One Door Studios, added our Chief Marketing Officer to the MyStreme team.

The Voice of All MyStreme's Investors and Subscribers, and its Advisory Councils

MyStreme is serious about its investors and subscribers guiding its business. They are crucial to our plan for rapid market expansion. As such, we are working on creating a system by which our investors and subscribers can offer feedback and have real input in the functionality of our platform and/or any new features we may develop. As the Company is in the early stages of development, we are still working out a lot of the details, including how this will look. Because this system is not yet final or operational, you should not rely on its current description in making your investment, but how we currently envision it is below:

We have decided to form one or more volunteer advisory councils ("Advisory Councils") through which investors and subscribers who participate may propose, comment on, and vote on our service's design and functionality.

We believe this is the age of consumers leading positive new companies, cultures, and entire industries, radically improving and transforming them. MyStreme's obsession with pleasing its subscribers naturally drove us to help capitalize the Company through crowdfunding and, in this journey, we are discovering that investors, potential subscribers and other stakeholders are excited about the vision of our Company and want to be involved in it.

These Advisory Councils are just now being formed and details as to how many individuals will make up each Advisory Council, and how their comments will be tallied and their influence will be integrated, are yet to be determined. However, their counsel and advice is a solemn trust to us and will intend for it to have a significant impact on our initial and ongoing service, design and strategy.

We also intend, when we achieve profitability, to contribute 10% of our profits to fund philanthropic work managed under the guidance of our Advisory Councils, starting with a focus on providing clean water to the world's people who need it most.

Employees

MyStreme, as a company, does not directly pay wages to any W-2 employees, which are the only type of worker that may be disclosed in the "current number of employees" question above. However, its business operations are managed and performed by its parent company, OneDoor Studios LLC (1DS), as well as other executive level personnel who are compensated through 1DS' payroll or as independent contractors. Those being paid as independent contractors include MyStreme's Chief Executive Officer and Chief Marketing Officer.

This current arrangement provides a temporary solution, until the Company obtains the financial and organizational capacities to establish and administrate its own payroll and human resources policies and procedures. At that time, MyStreme will have official and legally recognizable employees, paid via its own payroll system.

Intellectual Property

The Company is pursuing multiple angles to procure the technology it will need to fulfill its business plan, including both hiring personnel to develop it internally and acquiring existing technologies currently owned by other sources, as the AI-powered technology enabling viewers who are inclined to easily dial in their own personal and uniquely preferred boundaries of violence, expletives, drug use, nudity, and sex is currently partially available, some now in commercial use, and may be available for the Company's licensing or acquisition. In addition, as of April 26, 2023, the Company has been assigned all right, title, and interest to a patent formerly owned by Daniel Cobb, its Chief Marketing Officer, that gives the Company access to a Digital Parental Controls Interface, which will be key to building out its beta. (Patent No. 10231019). As the Company is still in the early stages of development, which involves continued refining of its business plan, it is not yet certain which avenues will ultimately be the most beneficial to pull in all the pieces of technology that will be required to fully execute its business plan and bring its platform to life, and thus has not yet reach a conclusion as to which avenues will be optimal to pursue. The Company's budget anticipates completely building any technology that will be required; however, if licensing or acquiring technology is employed, the Company believes this will result in either less cost, earlier delivery or both.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to the conduct of its business activities, or otherwise.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business

> ***This is a brand-new company.***

While over three years of research and planning have gone into the formation of and vision for the Company, incubated within its parent company One Door Studios, prior to becoming its own legal entity, it has no history, no customers, and no revenues. If you are investing in this company, it's because you think this is a good idea, that the management team can execute it better than the competition, and that they can price it right and sell it to enough people that the company will succeed. While we are led by a team with decades of experience in building and operating successful video streaming services, and in business leadership for entertainment and media companies, you are taking all these things on faith, because it's impossible to know what will happen.

> ***What we're doing has never been done before.***

We are (to our knowledge) the first company to attempt our business model. Our thesis is that our product will give us a competitive advantage. However, our thesis could be wrong. Even if it's not, our ability to maintain our competitive advantage will depend on our ability to protect our concept, trade secrets, and any other intellectual property that we develop or acquire. See section above entitled "Intellectual Property." Other companies with more resources than we have may find a way to copy our idea. We may need to enter into costly and attention-diverting litigation to protect our patent rights; or we may not have the resources to do so and would lose this competitive edge. If that happens, we may need to alter our business plan to move toward a niche market, exclusive content, or unique brand position, and there is no guarantee we would be successful.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of the date of our last audited financial statements, we have not yet commenced planned principal operations and we have an accumulated deficit of $222,671. To date, we have not yet generated any revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations.

The Company is going to need more money.

Even if the Company sells all the Class CF Common Stock it's offering now, it will need to raise additional capital to meet its operating needs and fulfill its plans. If the Company is unable to raise this additional capital, it will fail. There can be no guarantee that the amount we receive from this Offering will be enough to cover the cost of a subsequent capital raise and our business may not succeed. In addition, we may not be able to raise sufficient capital in the future to continue operating our business until it becomes profitable or to fulfill our business plan. We may be dependent on advances from our parent company, One Door Studios, to continue operations.

Does anyone want this product and will they pay enough for it?

The company will only succeed (and you will only make money) if there is sufficient demand for this streaming service, people think it's a better option than the competition, and the management team has priced the services at a level that allows the company to make a profit and still attract business.

The streaming market is intensely competitive.

There are numerous companies providing video and entertainment streaming to the general public, in a variety of ways, through a variety of branded messages that they believe will earn them significant market share. While no other company is offering the aggregated-content, AI-driven streaming service we intend to offer, it is possible potential customers will opt for another streaming service.

If our efforts to attract and retain members are not successful, our business will be adversely affected.

Our ability to attract members will depend in part on our ability to consistently provide our members with compelling content choices, effectively market our service, as well as provide a quality experience for selecting and viewing TV series and movies. Furthermore, the relative service levels, content offerings, pricing, and related features of competitors to our service may adversely impact our ability to attract and retain memberships. Competitors include other entertainment video providers and streaming entertainment providers, as well as video gaming providers and more broadly other sources of entertainment that our members could choose in their moments of free time. If consumers do not perceive our service offering to be of value, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain members. In addition, many of our members may rejoin our service or originate from word-of-mouth advertising. If our efforts to satisfy our members are not successful, we may not be able to attract additional members, and as a result, our ability to maintain and/or grow our business will be adversely affected. Members may cancel our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new memberships both to replace canceled memberships and to grow our business beyond our current membership base. While we intend to permit multiple users within the same household to share a single account for non-commercial purposes, if account sharing is abused, our ability to add new members may be hindered and our results of operations may be adversely impacted. If we do not grow as expected, given, in particular, that our content costs will be largely fixed in nature and contracted over several years, we may not be able to adjust our expenditures or increase our (per membership) revenues commensurate with the lowered growth rate such that our margins, liquidity and results of operation may be adversely impacted. If we are unable to successfully compete with current and new competitors in both retaining members and attracting new members, our business will be adversely affected. Further, if excessive numbers of members cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate replacing these members with new members.

All of our key executives have not yet executed employment agreements with us.

While we do have an executed employment agreement with our Global Chief Executive Officer that limits the type of work and competition he can engage in outside of MyStreme activities, we do not have a direct executed employment agreement with our Chief Marketing Officer (our "CMO"). While our CMO is an equity partner in MyStreme's parent company, OneDoor Studios, with which our CMO does have an executed Mutual Non-Disclosure Agreement and an executed Member Term Sheet, there may be additional protection benefits to us if our CMO had an executed employment agreement, including additional protections that might better contractually restrict him from competing with us, make him more obligated to keep our internal strategies, plan, discussions with streaming providers or any other information more confidential, or more fully protect our licenses, and intellectual property that he may develop for our business. Should our CMO decide to end his relationship with our company, we may currently have less protection against him if he were to join, or provide our information to, a would-be competitor, which could be detrimental to our business.

Our management is not all employed full-time with the company.

Our executives and certain other key personnel that we rely on to develop and execute our business plan, and to run day-to-day operations, are not all full-time employees of MyStreme. Some of our business operations are managed and performed by our parent company, OneDoor Studios LLC (1DS), which compensates MyStreme's executives and key personnel through MyStreme's payroll or as independent contractors. Other than each employee's contractual duty to perform all their full responsibilities, none of them, including our Global Chief Executive Officer and Executive Chairman, are initially required to devote their full time or attention to MyStreme's operations. However, our Global Chief Executive Officer ramps up to full time in November 2023, as per the terms of his employment agreement with us. Some executives and key personnel may have interests or activities in other entities. Accordingly, conflicts may arise in the allocation of time between the company and one or more of these activities.

Piracy-based video offerings could adversely impact our business.

Piracy, historically, has posed a serious threat to damage businesses in the music and video download and streaming industry, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in the absence of a viable and reasonably priced solution, piracy services have provided an alternative to legal forms of acquiring downloadable or streaming video content. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet-based e-commerce or entertainment video providers are increasing their streaming video offerings. The example of the -

music industry has shown that when a reasonably priced solution (i.e., Spotify) is presented, the demand for piracy becomes less of a threat since most customers would prefer a legal and safe way to stream content on their device. While the Company hopes to present a similar solution for video streaming, it may not succeed as Spotify did in the music industry.

We may never have an operational product or service.

It is possible that there may never be an operational MyStreme streaming service, or a MyStreme streaming service as we currently envision it. While we currently anticipate launching our beta test of the platform in early 2024, we may never be able to actually build it, or it could take longer or cost more than anticipated. It is also possible that any failure to release the product could be the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings or other legal actions. We expect to file from time to time, based on our current business plan, for trademark and patent applications. Nevertheless, these applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to members and potential members may become confused in the marketplace, and our ability to attract members may be adversely affected.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent, and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our service. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. We may also have to remove content from our service, or remove consumer products or marketing materials from the marketplace. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

We cannot guarantee that we will be able to partner with content providers.

Content providers will be a key component in the execution of our vision, including big and small streamers alike, such as Netflix, Amazon, Disney, Peacock, HBO Max, etc. However, we have not begun any discussions with these content providers because we believe we are currently too early in our development to pursue these partnerships. At a later stage in our development, once we have secured more subscribers, we envision being able to provide an enormous value added benefit to content providers looking to guard against subscriber drop off, reach untapped sectors of the market, and realize additional revenue by receiving a large portion of our subscription income. If we are unable to form these partnerships based on these assumptions, we may fail.

If studios, content providers, or other rights holders refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

During our "crawl phase" described above, while the Company's subscriber population is too low to attract the largest and most popular content providers, the Company may be authorized by its subscribers to assume responsibility to make payments for their existing one or more subscriptions. In such cases, the Company becomes their servicing delegate with these content providers. As a result, we will not have the most advantageous discounts for the content viewed in which we are the delegate. Once we have 1 million subscribers or more, if we are able to reach that amount, we will be in a much better position to negotiate with the major content providers directly for discounted rates on their content. Until then, we plan to use each subscriber's existing subscriptions and to enter content relationships with the nearly 200 other content sources who may be eager to have access to an expanding viewer base, thereby increasing their revenues and viewer reach. However, during phase two, our ability to provide our members with content they can watch depends on studios, content, providers, and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary. Content providers may be unwilling to provide us with access to certain content, such as including popular series or movies, or in fact any content. If the studios, content providers, and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to attract subscribers to our platform may be adversely affected and/or our costs could increase. Certain licenses for content provide for the studios or other content providers to withdraw content from service relatively quickly. Because of these provisions as well as other actions we may take, content available through our service could be withdrawn on short notice. If we do not maintain a compelling mix of content, our membership acquisition and retention may be adversely affected, and our business may not survive.

Risks Related to the Offering and the Securities

Investors in our Reg CF offering have not invested directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a special purpose vehicle or SPV in this offering. That means that investors have invested into a series of Wefunder SPV, LLC (the "SPV"), becoming a member of the SPV, and the SPV buys our Class CF Common Stock.

The securities in the Reg CF offering, therefore, have been issued by both the Company and the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class CF Common Stock as if they had invested directly with the Company. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Voting control is in the hands of a few large stockholders.

The shares of Class CF Common Stock are non-voting and voting control is in the hands of a few large stockholders. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, or other major action requiring stockholder approval.

The offering price has been arbitrarily set by the Company.

We set the price of our Class CF Common Stock at $4.90 per share in our Reg CF offering based on our estimated pre-offering valuation of $49 million. Valuations for companies at our stage are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We intend to seek additional capital that could result in stockholder dilution or that may have rights senior to those of holders of our Class CF Common Stock.

The Company will need additional capital to continue operating. Any disruption in the capital markets could make it more difficult and expensive for us to raise additional capital. Even if it does make successful offerings in the future, it could result in your investment being diluted, and, as a result, your investment being worth less. If additional funds are raised through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class CF Common Stock.

MANAGERS, EXECUTIVE OFFICERS, AND EMPLOYEES

Overview

This table shows the principal people on the Company's management team:

Name	Position	Term of Office	Date Appointed	Part-time/Full-time (approx. hours per week)
Executive Officers:				
Robert Ghim	Global Chief Executive Officer	Indefinite	Nov. 2022	Full Time, as needed (up to 40 hours)
Daniel Brian Cobb	Chief Marketing Officer	Indefinite	Jan. 2023	Presently Part Time (20 hours)

John Lee	Executive Chairman, Principal Financial Officer, Principal Accounting Officer, and Treasurer	Indefinite	Nov. 2022	Full Time, as needed (up to 40 hours)
Thomas Elisher	President, Secretary	Indefinite	Nov. 2022	Part Time (20 hours)
Board of Directors:				
Robert Ghim	Director, Chief Executive Officer of MyStreme	1 year	Nov. 2022	
John Lee	Director, CEO of OneDoor Studios, LLC	1 year	Jul. 2022	
Stephen Wollwerth	Director, Producer and CCO of OneDoor Studios, LLC	1 year	Jul. 2022	
Jason Brents	Director, Producer and President of OneDoor Studios, LLC	1 year	Jul. 2022	
Charles Hasek	Director, Consultant	1 year	Nov. 2022	

Experience of Management

Robert Ghim, Global Chief Executive Officer, Director

Robert Ghim is currently our CEO. He has served in that position for the last 6 months, from November 2022 to the present date. He also currently serving as the Interim COO/CFO for Arcas Machine and began his work there in 2021, delegating and administering tasks to ensure operational efficiency of facilities, fabricating machines, contracts, instruments, licenses, purchasing, document control, and receiving. In that position he was responsible for streamlining the operational process that improved productivity by 35%, executed a detailed re-engineering plan aimed at improving current operations, client acquisition, and HR, and revamped accounting and financial management system, resulting in optimized operational efficiencies. From 2010 to 2021, he was the Managing Director at Pacific Sunrise. In that position Robert facilitated portfolio companies in identifying, prioritizing, and executing key strategic initiatives focused on attaining the company's investment objectives. He holds an Executive MBA from Brown University, Certified Financial Planning from Bryant University, and has a FINRA series 7 & 66 license.

John Lee, Executive Chairman of MyStreme, CEO of OneDoor Studios, LLC

John Lee is a founder and current Chairman of MyStreme. As a MyStreme founder, John participated in originating and developing its services, global business and funding models, forecasts, and the MyStreme executive team. He is also the Founder and CEO of OneDoor Studios since July 2018 to the present date. John oversees the company's financials by managing all the accounting and bookkeeping best practices and protocols as well as preparing and reviewing all activity and cash flow projections. He engages in key partnerships related to bank-funding production financing for the company's projects and successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earning exceeding $4 billion. John takes the lead overseeing legal efforts to ensure the success of all essential business operations and the development of the company's film projects and intellectual property, ensuring they are properly developed for global distribution

Stephen Wollwerth, Director of MyStreme, Producer and CCO of OneDoor Studios, LLC

Stephen Wollwerth is a MyStreme founder as well as Executive VP and CCO of OneDoor Studios since May 2019 to present. As a MyStreme founder, he produced almost all of its promotional materials inhouse and has been the creative mind behind MyStreme's branding and corporate image. Stephen is responsible for designing and managing all the company's marketing campaigns and strategies, oversees all of the company's branding decisions, and he develops video and audio assets used in the company's marketing efforts. He supervises the development of the company's film projects and intellectual properties, ensuring they all meet the industry standards for excellence in writing and cinematography. Stephen is a seasoned writer, director, producer, cinematographer and editor. His content has been seen all over the world, and includes productions for Fox Sports, National Geographic, and a PBS Docuseries watched by millions.

Jason Brents, Director of MyStreme, Producer and President of OneDoor Studios, LLC

Jason Brents is a founder of MyStreme as well as President and COO of OneDoor Studios since July 2018 to present. As a MyStreme founder, Jason was integral in connecting the company to some of its most important partners and helped to develop MyStreme's innovative fundraising strategies. As OneDoor's President and COO, Jason continues to oversee all of its entities, developing and producing their in-house story properties and connecting OneDoor Studios with its various production partners, helping set OneDoor's development funding and bank production financing. He has been essential in establishing and managing the company's key fundraising partnerships and necessary in preparing and executing our fundraising strategies and mechanisms. Jason has been a key in developing our film projects and intellectual property and ensuring they are all properly funded.

Daniel Brian Cobb, Chief Marketing Officer of MyStreme

Daniel Cobb is MyStreme's current Chief Marketing Officer, developing and leading all marketing campaigns and efforts including social media marketing, brand partnerships, and investor/client relations. Prior to joining us, he launched Daniel Brian Advertising (DBA) in 1992 and remains the company's CEO. DBA syndicated hundreds of the first prime time TV documentaries accompanied by online physician engagement platform for hospitals across the country, including Henry Ford Health System, Penn Health Care, Cincinnati Children's Hospital, Valley Children's Healthcare and Uhealth. In2006, Dan introduced social media apps to the retail industry, co-developing and holding the patent on the media streaming technology used to launch PizzaAndAMovie.com. He used this technology, including Partners Hub, to invent the influencer engagement platform for Disney and generating 300million organic page views for Warner Bros, "The Hobbit." Dan's brand consulting and innovations have been used for brands including Quicken Loans, Allegra, Chick-fil-A, Hungry Howie's, Papa John's, Popeye's, Flagstar Bank, Citizens Bank, Whole Foods, Saturn, Bosch, Visteon, Cars.com and the University of Michigan.

Thomas Elisher, President and Secretary, VP of Project Management of OneDoor Studios, LLC

Thomas Elisher is a MyStreme founder and VP of Project Management for OneDoor Studios since October 2021 to date. He is responsible for ensuring that all company initiatives are executed on time and on budget. He is effective in tracking the company's chief projects and the executive officers' responsibilities regarding their deadlines and progress. Thomas accomplishes this by developing policies and procedures vital to the business operations, maintaining project schedules, tasks, initiatives, budgets, and action items for all team members. He continues to assist the executive staff in all creative, financial, legal, and administrative matters. Before joining the

OneDoor Studios team, Thomas worked as a lead project facilitator for the California Rural Water Association from September 2016 until September 2021. Those valuable years were spent as a high-level administrative and project manager. He developed his experience in administering contracts, developed complex tracking systems, processed invoices, and managed project deliverables and schedules all while he supervised the work of several staff members using in-depth project management tools and procedures.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

Beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, as of March 31, 2023 is set forth in the table below.

Name of Holder	Number and Class of Securities Held	Percent of Voting Power
One Door Studios, LLC (30% owned by Simple Little Stories, LLC, 30% by 3GatesFilms LLC, 30% by Lady of the Lake, LLC)	5,850,000 shares of Voting Common Stock	71.8%
Robert Ghim	2,000,000 shares of Voting Common Stock	24.6%

The following table describes our capital structure as of March 31, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Voting Rights
Voting Common Stock	23,900,000	8,150,000	Yes
Class CF Common Stock	1,100,000	0	No
Class A Common Stock	5,000,000	0	No

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to this report. The financial statements were audited by TaxDrop LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this report. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements.

As of April 30, 2023, the Company has not generated any revenue, and has incurred approximately $222,671 in operating expenses. These operating expenses were primarily comprised of payments to personnel, as well as advertising, legal, and other professional expenses incurred in connection with organizational matters, including the Reg CF Offering.

Since the end of the period covered by the financial statements, the Company has not generated revenues.

Historical Results of Operations

Our company was organized in July 2022 and has limited operations upon which prospective investors may base an evaluation of its performance. As of December 31, 2022, our results are summarized as follows:

- *Revenues & Gross Margin.* The Company has not yet generated any revenues.
- *Assets.* We have a limited amount of cash, in the amount of $32,553.
- *Net Loss.* The Company incurred a Net Loss of $222,671.
- *Liabilities.* The Company's liabilities totaled $255,223, with $115,493 of that amount being due to our affiliate, OneDoor Studios LLC, and $111,150 characterized as deferred revenue from our Indiegogo campaign.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in the Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the next 12 months. We plan to raise capital again in approximately 4 months. Except as otherwise described in the Form C, we do not have additional sources of capital other than the proceeds from the Offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering is sold. The Company intends to raise additional capital in the future from investors, in multiple additional capital raises. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

If we do achieve profitability, investors should note that we have determined to donate 10% of our profits to charities, under the guidance of our to-be-formed volunteer Advisory Councils, comprised of our subscribers and investors as discussed under "The Voice of All MyStreme's Investors and Subscribers, and its Advisory Councils."

Runway & Short/Mid Term Expenses

We were recently formed on July 12, 2022. We are still in early stage development, and need to develop our user-interface, fully develop and/or acquire our AI curation software, fully develop and/or acquire our AI content filtering software, and test our product/platform before we can expect to launch and begin generating revenues and profits. We expect to launch our platform with 12-18 months of raising at least $4 million. Our donation-based campaign on Indiegogo, mentioned above, was our original source of capital, and allowed us to prepare this and subsequent offerings and maintain short-term operations. Short-term burn throughout the Reg CF Offering will be covered by this initial capital and our rolling closes on Wefunder. MyStreme is also a subsidiary of One Door

Studios LLC, which may advance funds in the form of loans or other capital in its sole discretion, but which cannot be guaranteed.

We have limited operating history and have only generated revenues from a non-equity, donation-based campaign on Indiegogo. To date, we have only incurred expenses in connection with the formation of our company, marketing expenses related to the Indiegogo donation-based campaign, and in preparation for this Offering. See the notes to our financial statements for a discussion of subsequent events since the year ended December 31, 2022. We were only recently formed, and have generated no revenue from operations to date. The capital we've relied on to date has come entirely from our Indiegogo campaign, which generated $111,150 in deferred revenue.

We do not expect to have any revenue for over a year. During the next 12 months, we intend to develop our technology into a commercially viable software-as-service platform, funding our development and our operations with funding from capital raises, if and when such funds can be realized. Expenses in the next 3-6 months are also dependent upon the realization of capital raise funds and will only increase from their current rates if and when such funds can be realized.

Our plan for funding the Company for the next several years -- before we are able to launch our beta and generate any anticipated revenue from Company operations -- involves a series of subsequent capital raises. There can be no assurance that we will be able to raise additional capital. If we do, there can be no assurance that we will raise sufficient funds to fund our ongoing operations and develop our technology. We are dependent on the funds from future capital raises to develop the platform, initiate the necessary partnerships and distribution licenses, and build our subscriber base to start generating revenue. Our beta launch date for our MyStreme platform is currently projected for Q1 or Q2 of 2024.

All projections in the above narrative are forward-looking and not guaranteed.

Indebtedness

As the year ended December 31, 2022, OneDoor Studios LLC, the parent, had advanced the Company $115,493 to fund its formation, organizational and initial operating expenses. Since that time, OneDoor Studios has advanced us additional funds, with the outstanding balance due as of March 31, 2023 being $511,875.67. This is a loan that bears no interest and has no maturity date.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of the Reg CF Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of March 31, 2023, OneDoor Studios, LLC, our parent company, has advanced us a total of $511,875.67 to fund initial costs related to formation, organizational, and initial operating expenses. While this is intended as a loan, it does not bear interest nor does it have any specific maturity date.

As of April 26, 2023, the Company entered into an agreement with its Chief Marketing Officer, Daniel Cobb, to acquire from him all right, title, and interest in his patent on Digital Parental Controls Interface. In exchange for the patent, the Company agreed to (i) have the invention represented by the patent appraised by a qualified appraiser and, once appraised, have the amount applied to the equity purchase set forth in Mr. Cobb's Member Term Sheet with OneDoor Studios, LLC, the Company's parent company, and (ii) to pay, for a period of twenty years, a royalty Mr. Cobb with a basis of twelve cents U.S. ($.12) per year, paid annually, within two months of each calendar year's end. The amount due will be calculated on the average total number of global subscribers for the year being accounted, multiplied by the $.12 royalty, the total annual amount paid to Mr. Cobb each year not to exceed five million U.S. dollars ($5,000,000), or twenty-five percent of the Company's net profits for that year, whichever results in the lowest royalty payment for that year.

RECENT OFFERINGS OF SECURITIES

On March 30, 2023, the Company launched its offering of Class CF Common Stock in reliance on Section 4(a)(6) of the Securities Act in which the Company is seeking to raise approximately $4 million. As of the date of this report, there have been no closings in that offering.

CAPITAL STOCK AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by its Amended and Restated Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to its Amended and Restated Certificate of Incorporation and its Bylaws and applicable provisions of the Delaware Corporate Code.

General

The Company's authorized securities consist of (i) up to 23,900,000 shares of Voting Common Stock, (ii) up to 1,100,000 shares of Class CF Common Stock, and (iii) up to 5,000,000 shares of Class A Common Stock. As of March 31, 2023, there were 8,150,000 shares of Voting Common Stock, 0 shares of Class CF Common Stock, and no shares of Class A Common Stock issued and outstanding.

Security Offered in the Reg CF Offering

The security being offered in the Reg CF Offering is Class CF Common Stock, with a minimum investment amount per investor of $100.

The offering price of $4.90 per share of Class CF Common Stock offered pursuant to the Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company issues its securities to the SPV, which then issues interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in the Reg CF Offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV does not result in any additional fees being charged to investors.

The SPV has been organized and is operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, does not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, appoints the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in the Reg CF Offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor has five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it remains in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Modification

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Other Material Terms of the Class CF Common Stock

Preferential Payments to Holders of Class CF Common Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class CF Common Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Voting Common Stock or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as defined below), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class CF Common Stock the full amount to which they shall be entitled, the holders of shares of Class CF Common Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to the Class CF Common Stock, $4.90 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class CF Common Stock.

Mandatory Conversion

Upon (a) the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time that the Voting Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the "Mandatory Conversion Time"), (i) all outstanding shares of Class CF Common Stock and Class A Common Stock will automatically convert into an equal number of shares of Voting Common Stock and (ii) such converted Class CF Common Stock and Class A Common Stock shall be retired and cancelled and may not be reissued.

Rights of Authorized Securities of the Company

The rights of each class of stock is set forth in the Amended and Restated Certificate of Incorporation. This is only a summary. The shares of Voting Common Stock, Class CF Common Stock, and Class A Common Stock are identical in all material respects, with the exception of the following:

- The Voting Common Stock carries voting rights, whereas the Class CF Common Stock and Class A Common Stock do not;
- The Class CF Common Stock has preferential payment, as described above; and
- The Class CF Common Stock has a price per share of $4.90, whereas prices for the Voting Common Stock and Class A Common Stock have not yet been established, and may not be established.

You should read the Amended and Restated Certificate of Incorporation for a full understanding of the rights of each class of stock.

What it Means to be a Minority Holder

As an investor in the CF Convertible Notes of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the Class CF Common Stock can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

    To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has filed its initial Form C-AR with the SEC, which is available on www.onedoorstudios.com/projects/mystreme and the SEC website.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *MyStreme, Inc.*

Date: April 26, 2023   *By:*   /s/ Thomas Elisher
Thomas Elisher
President, Secretary

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Thomas Elisher   Date: April 27, 2023
Thomas Elisher
President, Secretary

/s/ Robert Ghim   Date: April 27, 2023
Robert Ghim
Global Chief Executive Officer

/s/ John Lee   Date: April 27, 2023
John Lee
Executive Chairman

/s/ Stephen Wollwerth   Date: April 27, 2023
Stephen Wollwerth
Director

/s/ Jason Brents   Date: April 27, 2023
Jason Brents
Director

/s/ Charles Hasek   Date: April 27, 2023
Charles Hasek
Director

FINANCIALS

MyStreme Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of July 12, 2022 (inception)
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

MyStreme Inc.

Table of Contents



Independent Auditor's Report

April 21, 2023
To: Management of MyStreme Inc.
Attn: Jay Brents, Director
Re: 2022 Financial Statement Audit – MyStreme Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of MyStreme Inc., which comprise the balance sheets as of December 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of MyStreme Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of MyStreme Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about MyStreme Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MyStreme Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 21, 2023

MYSTREME, INC.
BALANCE SHEET
December 31, 2022
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	32,553
Total Current Assets		**32,553**
Property and Equipment		
Furniture and equipment		-
Accumulated depreciation		-
Net Property and Equipment		**-**
Total Assets	**$**	**32,553**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	28,580
Due to affiliates		115,493
Total Current Liabilities		**144,073**
Long-Term Liabilities		
Deferred revenue		111,150
Total Long-Term Liabilities		**111,150**
Total Liabilities		**255,223**
Stockholder's Equity		
Voting Common stock, $0.0001 par value, 23,900,000 shares authorized		
1,000,000 shares issued and outstanding		100
Class CF Common stock, $0.0001 par value, 1,100,000 shares authorized		
0 shares issued and outstanding		-
Class A Common stock, $0.0001 par value, 5,000,000 shares authorized		
0 shares issued and outstanding		-
Voting Common Stock subscription receivable		(100)
Retained earnings/(Accumulated Deficit)		(222,671)
Total Stockholder's Equity		**(222,671)**
Total Liabilities and Stockholder's Equity	**$**	**32,553**

The accompanying footnotes are an integral part of these financial statements.

MYSTREME, INC.
INCOME STATEMENT
For the Period Ended December 31, 2022
(Audited)

Revenues	$	-
Operating Expenses		
Advertising		63,223
General and administrative		1,475
Legal and professional		29,673
Personnel		128,300
Depreciation and amortization		-
Total Operating Expenses		**222,671**
Net Income (Loss)	$	**(222,671)**

The accompanying footnotes are an integral part of these financial statements.

MYSTREME, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period Ended December 31, 2022
(Audited)

	Common stock	Stock subscription receivable	Retained earnings/ (Accumulated deficit)	Total Stockholder's Equity (Deficit)
Balance as of July 12, 2022 (inception)	$ 100	$ (100)	$ -	$ -
Net Income (Loss)	-	-	(222,671)	(222,671)
Balance as of December 31, 2022	$ 100	$ (100)	$ (222,671)	$ (222,671)

The accompanying footnotes are an integral part of these financial statements.

MYSTREME, INC.
STATEMENT OF CASH FLOWS
For the Period Ended December 31, 2022
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(222,671)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		28,580
Due to affiliates		115,493
Deferred revenue		111,150
Net cash provided by (used in) operating activities		**32,553**
Cash Flows from Investing Activities		
Purchase of furniture and equipment		-
Net cash used in investing activities		**-**
Cash Flows from Financing Activities		
Net cash used in financing activities		**-**
Net change in cash and cash equivalents		**32,553**
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	**32,553**

The accompanying footnotes are an integral part of these financial statements.

MYSTREME INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

MyStreme, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on July 12, 2022. The Company is a retail video streaming content aggregation service and application, focused entirely on providing each subscriber their unique favorite general entertainment, hobbies, education, faith, career, and other video content, integrated into their lives, in one place.

Since inception, the Company has relied on contributions from owners to fund its operations. The Company will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from capital raises, (See Note 4), if and when such funds can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating

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results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2022 as the Company had no fixed assets.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There were no deferred tax assets or liabilities as of December 31, 2022.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Revenue Recognition

The Company has begun to collect fees for its streaming platform, but the platform has not yet launched. Users provided advance fees for a perk of lifetime subscription access to MyStreme. The Company has deferred proceeds to deferred revenue and will recognize the earnings over the potential practical lifetime of a user once the platform launches. As of December 31, 2022, the Company had $111,150 in deferred revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

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The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

On July 12, 2022, the Company has issued 1,000,000 shares at par value for $100 under a subscription agreement with One Door Studios, LLC. At December 31, 2022 the funds remain outstanding and are recorded as a subscription receivable.

In December 2022 the Company increased the authorized Voting Common Stock shares to 23,900,000. Additionally, the Company authorized two new classes of shares, 1,100,000 shares of Class CF Common Stock and 5,000,000 shares of Class A Common Stock.

The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The shares of Class CF Common Stock and Class A Common Stock shall not have voting rights at any meeting of the stockholders of the Company other than those required by law. Unless required by law, there shall be no cumulative voting.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class CF Common Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Voting Common Stock or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as defined below), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class CF Common Stock the full amount to which they shall be entitled under this Subsection 4(a), the holders of shares of Class CF Common Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to the Class CF Common Stock, $4.90 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class CF Common Stock.

Mandatory Conversion. Upon (a) the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time that the Voting Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the Mandatory Conversion Time), (i) all outstanding shares of Class CF Common Stock and Class A Common Stock will automatically convert into an equal number of shares of Voting Common Stock and (ii) such converted Class CF Common Stock and Class A Common Stock shall be retired and cancelled and may not be reissued.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial

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markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 5 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company intends to offer Class CF Common Stock for $4.90 per unit (the "Crowdfunded Offering"). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through April 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.